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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

For the Coupon Period ending January 19, 1999

               Westpac Securitisation Management Pty Limited
              (Translation of registrant's name into English)

                Level 4, 60 Martin Place, Sydney, NSW 2000,
                      Australia (Address of principal
                             executive offices

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X      Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes____          No  X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.






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



               NOTEHOLDERS REPORT - SERIES 1998-1G WST TRUST



Date of Report - Determination Date                           13-Jan-99

Housing Loan Collection Period                                10-Oct-98                    to                        09-Jan-99
                                                             (inclusive)                                            (inclusive)
Days in Collection Period                                         92

Coupon Period                                                 19-Oct-98                    to                        19-Jan-99
                                                             (inclusive)                                            (exclusive)
Days in Coupon Period                                             92

3-month BBSW at beginning of coupon period                     4.7100%             3-month USD-LIBOR                 5.34328%

Foreign Exchange Rate                                       0.62354525564

Available Income                                                  33,575,259.97
Total Available Funds                                             33,575,259.97
Accrued Interest Adjustment                                                0.00
Redraws Made This Period                                          17,280,867.08
Redraw Shortfall                                                           0.00
Redraw Facility Draw                                                       0.00
RFS Issued This Period                                                     0.00
Trust Expenses                                                     1,449,812.11
Total Payments                                                    29,970,848.51
Payment Shortfall                                                          0.00
Principal Draw This Period                                                 0.00
Total Principal Draws Outstanding                                          0.00
Gross Principal Collections                                      140,890,518.14
Principal Collections                                            123,609,651.06
Excess Available Income                                            3,604,411.46
Excess Collections Distribution                                    1,421,494.23
Liquidity Shortfall                                                        0.00
Liquidity Net Draw / (Repayment) this period                               0.00
Remaining Liquidity Shortfall                                              0.00
Liquidation Loss                                                           0.00
Principal Charge Offs                                                      0.00
Prepayment Benefit Shortfall                                               0.00
Average Daily Balance for Qtr                                  1,958,396,238.21
Subordinated Percentage                                                 2.5186%
Initial Subordinated Percentage                                         2.3000%
Average Quarterly Percentage                                            0.0000%

                 Reuters Information                      Principal/100,000          Coupon/100,000

                                Class A          0.00                5,614.9349             1,257.0934
                                Class B          0.00                    0.0000             1,433.2271

Stated Amount - AUD Equivalent                                Percentage            Forex Percentage      Chargeoffs

                    Class A          1,851,310,076.79                 97.48140%                 1.00000
                    Class B             51,800,570.54                  2.51860%
                                       RFS       0.00                                           0.00000

                 TOTAL               1,903,110,647.33                100.00000%               100.00000%

Stated Amount - USD                                                                   Bond Factor

                    Class A          1,154,375,615.09                                        0.8409526           0.00
                    Class B             32,300,000.00                                        1.0000000           0.00
                    RFS                          0.00                                                            0.00

                TOTAL                1,186,675,615.09                                        0.8446090           0.00





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




                          Series 1998-1G WST Trust
                           DELINQUENCY STATISTICS

                     Collection Period Ended:                         09-Jan-99


---------------------------------------------------------------------------------------------------------------
                                                   Current
                             Number                Balance         Instalment       % by                % by
                            of Loans           Outstanding $A       Amount $A       Number             Balance
---------------------------------------------------------------------------------------------------------------

    Current                   17,826             1,782,992,186      13,885,788     93.42%              93.69%

    1-29 Days                  1,122               106,473,055         903,447      5.88%              5.59%

    30-59 Days                    97                 9,956,559          73,997      0.51%              0.52%

    60-89 Days                    21                 2,407,709          16,866      0.11%              0.13%

    90-119 Days                   12                 1,122,960           8,429      0.06%              0.06%

    120-149 Days                   1                    53,220             380      0.01%              0.00%

    150-179 Days                   1                   104,959             860      0.01%              0.01%

    180+ Days                                                                       0.00%              0.00%
---------------------------------------------------------------------------------------------------------------
    Total                     19,080             1,903,110,647      14,889,767    100.00%            100.00%
---------------------------------------------------------------------------------------------------------------



                                            $A

    Scheduled Principal                                13,432,800.79
    Unscheduled Principal                             107,993,933.04
    Principal Collections                            ----------------
                                                      121,426,733.83
                                                     ----------------


    Fixed Interest Rate Housing Loan                    353,763,041
    Variable Rate Housing Loans                       1,549,347,606
                                                      --------------
                                                      1,903,110,647




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



                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Series 1998-1G WST Trust, by the undersigned, thereunto duly authorized.


                                         Westpac Securitisation Management
                                         Pty Limited, as Trust Manager for the
                                         Series 1998-1G WST Trust, (Registrant)


Dated: February 1, 1999                By:  /s/ Lewis E. Love, Jr.
                                               --------------------------------

                                         Name:       Lewis E. Love, Jr.
                                               --------------------------------

                                         Title:         Secretary
                                               --------------------------------







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